September 16, 2009

VIA FACSIMILE (202-772-9209) AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Adam F. Turk

Re:	JMP Group Inc.

Registration Statement on Form S-3

File No. 333-161538

Request for Acceleration

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, JMP Group Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement be declared effective at 2:00 p.m., New York City time, on September 17, 2009, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JMP GROUP INC.

By:	/s/ Janet L. Tarkoff
Janet L. Tarkoff
Chief Legal Officer

JMP Group Inc.
600 Montgomery Street	tel	415.835.8900
Suite 1100	fax	415.835.8910
San Francisco, CA 94111	www.jmpg.com